Exhibit 12.1

Tesla Motors, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
Earnings:
Income (loss) before income taxes	$(82,685)	$(55,714)	$(154,155)	$(253,922)	$(396,077)	$11,399
Add: Fixed charges	4,277	3,609	3,947	7,976	11,811	3,545
Add: Amortization of capitalized interest	—	—	—	22	288	280
Subtract: Capitalized interest	—	—	(849)	(5,082)	(7,532)	(2,068)

Total earnings (losses)	$(78,408)	$(52,105)	$(151,057)	$(251,006)	$(391,510)	$13,156

Fixed charges:
Interest expense	$3,747	$2,531	$992	$43	$254	$118
Capitalized interest	—	—	849	5,082	7,532	2,068
Interest factor in rental expense(1)	530	1,078	2,106	2,851	4,025	1,359

Total fixed charges	$4,277	$3,609	$3,947	$7,976	$11,811	$3,545

Ratio of earnings to fixed charges(2)	—	—	—	—	—	3.7x

(1)	Interest calculated using an assumed interest factor of 33% of rental expense.
(2)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings were inadequate to cover the fixed charges by $82.7 million, $55.7 million, $155.0 million, $259.0 million and $403.3 million for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.